EXHIBIT 99.1

RedHill Biopharma's RHB-104 Combination Achieves 80% Remission in Independent Pediatric Crohn's Study

  The retrospective study, presented at the 2013 American College of Gastroenterology (ACG) Annual Scientific Meeting, demonstrated strong results with a high remission rate of 80%
  RedHill's RHB-104 is a new and improved proprietary single-pill formulation of the combination of active ingredients used in the retrospective pediatric study
  The independent, single-site, retrospective pediatric study was conducted in Australia by Prof. Thomas Borody, MD, a member of RedHill's Advisory Board, a renowned researcher in gastrointestinal diseases and the developer of RHB-104
  RedHill has recently initiated a Phase III study in the U.S. with RHB-104 for the treatment of Crohn's disease in adult patients and plans to initiate a second Phase III in Europe by mid-2014

TEL-AVIV, Israel, Oct. 15, 2013 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) (the "Company" or "RedHill"), an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of late clinical-stage, proprietary formulations and combinations of existing drugs, reported the presentation of a poster at the ACG (American College of Gastroenterology) 2013 Annual Scientific Meeting on October 14, 2013, and the pending publication in the American Journal of Gastroenterology, of positive results from an independent, single-center, retrospective study with 10 pediatric patients suffering from Crohn's disease - an inflammatory disease of the gastrointestinal system with significant unmet medical need. The patients were treated with an earlier formulation of RedHill's RHB-104 anti-MAP (Mycobacterium avium subspecies paratuberculosis) combination therapy, using the same active ingredients in doses adjusted for pediatric usage.

The study was conducted by Professor Thomas Borody at the Centre for Digestive Diseases in Sydney, Australia, and was aimed at evaluating the safety and efficacy of the anti-MAP combination therapy for the treatment of Crohn's disease in pediatric patients.

The result of the retrospective Australian study demonstrated a clinical remission rate of 80% in 10 pediatric Crohn's disease patients, aged 8 to 17 (median: 14.3), treated for six to 117 months (9.75 years). The state of remission was assessed and recorded regularly throughout treatment and was defined as Pediatric Crohn's Disease Activity Index (PCDAI) <10 for a minimum of three months, with stable, or reduction in, preexisting Crohn's disease medications.

The median duration of remission was 16 months, with one patient in remission for 76 months at the time of publication. Results of the retrospective analysis also showed a particularly close relationship between treatment with the anti-MAP combination and clinical response in patients naïve to immunosuppression agents commonly used for treatment of Crohn's disease. Adverse events were mild with none necessitating dose adjustment.

RedHill has recently initiated a Phase III study in the U.S. with RHB-104 for the treatment of Crohn's disease in adult patients (the MAP US study), and a second Phase III study is planned to commence in Europe by mid-2014 (the MAP Europe study). In addition, RHB-104 was granted in 2011 Orphan Drug Designation from the U.S. Food and Drug Administration (FDA) for the treatment of Crohn's disease in children.

RHB-104 is a proprietary and potentially groundbreaking combination antibiotic therapy in oral pill formulation, with potent intracellular, antimycobacterial and anti-inflammatory properties. The earlier combination therapy used in the pediatric study, as well as RedHill's new and improved RHB-104 proprietary formulation, are based on increasing evidence supporting the hypothesis that Crohn's disease is caused by MAP infection in susceptible patients rather than being an autoimmune disease.

Professor Thomas Borody, the developer of the original RHB-104 formulation, is an unpaid member of RedHill's Advisory Board. He is the founder and medical director of the Centre for Digestive Diseases in Sydney, Australia and is a leading innovator of therapeutic approaches to gastrointestinal tract diseases. Prof. Borody, who also developed the original triple therapy for peptic ulcer disease associated with H. pylori, has published over two hundred studies, articles and book chapters.

Professor Thomas Borody, MD commented: "This is the first published study describing treatment of pediatric Crohn's disease patients with anti-MAP therapy, and I am very excited with the remarkable results. Reaching a remission rate as high as 80% demonstrates a true potential to substantially improve the lives of young patients suffering from Crohn's disease." Professor Borody added: "There is a significant unmet medical need for novel treatments with new mechanisms of action, and the results from this pediatric study reaffirm my strong belief in this unique antibiotic combination therapy as a new and potentially groundbreaking treatment for Crohn's disease. I am excited by the fact that RedHill Biopharma recently initiated a Phase III study evaluating the safety and efficacy of RHB-104 in adult patients with Crohn's disease."

About RHB-104:

RHB-104 is a proprietary and potentially groundbreaking combination antibiotic therapy in oral pill formulation, with potent intracellular, antimycobacterial and anti-inflammatory properties. RHB-104 is based on increasing evidence supporting the hypothesis that Crohn's disease is caused by the Mycobacterium avium subspecies paratuberculosis (MAP) infection in susceptible patients rather than being an autoimmune disease. RHB-104 was originally developed by Professor Thomas Borody, a leading innovator of therapeutic approaches to gastrointestinal tract diseases, who also developed the original triple therapy for peptic ulcer disease associated with H. pylori. Several clinical trials were conducted with earlier formulations of RHB-104, including two Phase II studies, an Australian Phase III study published by Pfizer and several supplementary studies. The formulation of RHB-104 is covered by several issued and pending patents.

About Crohn's Disease:

Crohn's disease is an inflammatory disease of the gastrointestinal system with significant unmet medical need. The inflammation caused by Crohn's disease can lead to abdominal pain, severe diarrhea, rectal bleeding, weight loss, malnutrition, fever and other symptoms, the range and severity of which vary. There is no known cure for the disease; current treatments are limited to treating the symptoms, are widely considered to be of limited efficacy in the long term, and are associated with numerous side effects. While the onset of Crohn's disease may occur at any age, it is more prevalent among young adults and is commonly described as a 'young person's disease.' The worldwide market of therapies for Crohn's disease is expected to exceed $5 billion in 20131.

About RedHill Biopharma Ltd.:

RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of late clinical-stage, proprietary formulations and combinations of existing drugs. The Company's current product pipeline includes: (i) RHB-101 - a once-daily formulation of a leading congestive heart failure and high blood pressure drug, with a planned NDA submission in the U.S. subject to further CMC and PK work, and a planned Marketing Authorization Application (MAA) in Europe subject to further CMC work; (ii) RHB-102 - a once-daily formulation of a leading chemotherapy and radiotherapy-induced nausea and vomiting prevention drug, planned for U.S. NDA submission in the first quarter of 2014; (iii) RHB-103 - an oral thin film formulation of a leading drug for the treatment of acute migraine, with a U.S. NDA accepted for review by the FDA in June 2013 and a PDUFA date of February 3, 2014; (iv) RHB-104 - a combination antibiotic therapy for the treatment of (a) Crohn's disease, with a first Phase III trial currently underway, (b) multiple sclerosis (MS), with a Phase IIa proof of concept trial currently underway, (c) rheumatoid arthritis (RA), with plans for a Phase IIa proof of concept trial, and (d) systemic lupus erythematosus; (v) RHB-105 - a combination therapy for Helicobacter pylori infection, planned to commence a phase II/III trial shortly, and (vi) RHB-106 - an encapsulated formulation for bowel preparation (laxative) ahead of colonoscopy and other GI procedures. For more information please visit: www.redhillbio.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions and the Company's current and best understanding of the regulatory status and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; (iv) the clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company under their respective licensing agreements; (x) estimates of the Company's expenses, future revenues, capital requirements and the Company's needs for additional financing; (xi) competitive companies and technologies within the Company's industry; and (xii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on From 20-F filed with the SEC on February 19, 2013, and its Reports on Form 6-K. Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.

1 EvaluatePharma, 2013 sales by indication

CONTACT: Company contact:
         Adi Frish
         Senior VP Business Development & Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com

         IR contact (US):
         Lauren Glaser
         Vice President
         The Trout Group
         +1-646-378-2972
         lglaser@troutgroup.com